Exhibit 15.1

Consent of Independent Registered Public Accounting Firm

The Board of Directors

China Medical Technologies, Inc.:

We consent to the incorporation by reference in the registration statement (No. 333-152937) on Form F-3 and the registration statement (No. 333-138954) on Form S-8 of China Medical Technologies, Inc. of our report dated June 27, 2008, except for Note 9 and Note 20, which are as of September 30, 2009, with respect to the consolidated balance sheet of China Medical Technologies, Inc. as of March 31, 2008, and the related consolidated statements of income, shareholders’ equity and comprehensive income and cash flows for each of the years in the two-year period ended March 31, 2008, which report appears in the March 31, 2009 annual report on Form 20-F of China Medical Technologies, Inc.

/s/ KPMG
Hong Kong, China September 30, 2009